FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Form 20-F X Form 40-F Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the
Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item

1.	Material Event regarding the Annual Shareholders’ Meeting and a proposed dividend payout.

Item 1

Santiago, March 28, 2006

Mr.
Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions

Mr. Arriagada,

In conformity with articles 9 and 10 of Law 18,045, I inform you that in an ordinary board meeting held on March 28, 2006, the Board of Directors of Banco Santander Santiago, accorded to summons an Ordinary shareholders’ Meeting on April 25, 2006 with the objective of defining the Annual Shareholders’ Meeting agenda, including a proposal to payout a dividend of Ch$0.82682216 per share, corresponding to 65% of earnings for the year ended December 31, 2005. At the same time the Board is proposing that the remainder 35% of the earnings been destined to increase the Bank’s reserves.

Sincerely,

Oscar von Chrismar Carvajal
Chief Executive Officer

C.c.: Superintendencia de Valores y Seguros

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	March 28, 2006	By:	/s/ Gonzalo Romero

			Name:	Gonzalo Romero
			Title:	General Counsel